Exhibit 1

                              AUDIO BOOK CLUB, INC.
                               20 COMMUNITY PLACE
                                  P.O. BOX 2346
                            MORRISTOWN, NJ 07962-2346

                                                               December 31, 1998

Mr. Norton Herrick
2295 Corporate Blvd., N.W.
  Suite 222
P.O. Box 5010
Boca Raton, FL 33431

Dear Mr. Herrick:

     As an inducement to, and in consideration of, your purchase from Audio Book Club, Inc. (the "Company"), of the Company's 9% Convertible Senior Subordinated Promissory Note Due December 31, 2004 (the "Note") in the principal amount of $15,000,000, the Company hereby agrees as follows (capitalized terms used and not otherwise defined herein having the meanings ascribed to them in the Note):

     1. The officers of the Company (other than Norton, Michael or Howard Herrick) shall use their best efforts to seek to refinance or replace the Note with debt or equity financing and will consider all proposals and accept a proposal (which is permitted under the Senior Credit Facilities or consented to by the lenders thereunder) whether or not (i) as favorable as the terms of the Note, including, without limitation, those providing for a principal amount of up to $18.5 million, a higher interest rate, the issuance of additional warrants, a lower exercise price for the warrants and/or a lower conversion price (or a variable conversion price based on the future market price of the Company's Common Stock) for the Note; (ii) involving the issuance of equity securities, including shares of preferred stock with a variable conversion rate and mandatory redemption features; and/or (iii) requiring the payment of financing, placement or other fees.

     2. In the event refinancing is obtained from anyone other than the Herricks or an Affiliate of any of the Herricks, you will not be required to return to the Company the warrants ("Warrants") issued to you pursuant to the Warrant
Agreement dated December 31, 1998 by and between you and the Company and you shall be issued additional warrants (identical to Warrants) to purchase 350,000 shares of Common Stock; and



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     3. In the event that (i) an offer is  presented to the  Company's  Board of
Directors to provide debt or equity refinancing of the Note (which is permitted under the Senior Credit Facilities or consented to by the lenders thereunder) and such refinancing is not accepted by the Company's board of directors or (ii) debt or equity refinancing is not obtained by the Company on or prior to September 30, 1999, in either case, at your option, after September 30, 1999, and upon receipt of approval of the Company's shareholders (which the Company's Board of Directors has agreed to recommend to the Company's shareholders), (a) the interest rate of the Note will increase to 11%, except that no increase in the interest rate on the Note shall be permitted or may be effected prior to January 1, 2000 other than non-current pay interest which accrues and is not payable in cash until final maturity of the Note, (b) the conversion price of the Note will be decreased to the lesser of the conversion price then in effect or the average of the closing bid price of the Common Stock for the five trading days prior to conversion, (c) the exercise price of the Warrants will, be reduced (but not increased) to the average of the 10 lowest closing bid prices of the Common Stock for the 30 trading days prior to the date that shareholder approval has been obtained, but not below $8.00 per share, and (d) you shall have all other rights and remedies available to you.

     The Company acknowledges that your holding of the Note (notwithstanding the terms thereof) from the Company was intended to be short-term financing and serve as a bridge to replacement financing. However, Fleet National Bank requires the Note to mature following the expiration of the senior credit facilities and therefore, you agreed to the terms of the Note as an accommodation to the Company.


                                              AUDIO BOOK CLUB, INC.



                                              By:
                                              ----------------------------------
                                              Name:  John Levy
                                              TITLE: Executive Vice President
                                                     Chief Financial Officer





Accepted and Agreed:


----------------------------------
Norton Herrick